White & Case, S.C.
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-5
Fax (52-55
www.white



WHITE & CASE

SUPPL

File Number 82-3142

May 3rd, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH, D.C. 185 SECTION

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's audited financial report for the fourth quarter of 2004, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public through EMISNET, an electronic financial information system of the BMV, regarding shifts in the market, dated November 4, 2004;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding appointment of new external auditor, dated November 9, 2004;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding approval of additional services of the external auditor, dated November 17, 2004;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English version of a press release informing about the Company's fourth quarter results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Matthew F. Wilhoit

Enclosures

CC: Sergio Valdéz Arriaga
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: **4** | YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF DECEMBER 31 OF 2004 AND 2003
(In Thousands of Mexican Pesos)

Audited Financial Information | Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**22,293,030**	**100**	**23,479,989**	**100**
2	**CURRENT ASSETS**	**6,609,720**	**30**	**7,575,771**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	617,855	3	549,200	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	603,777	3	921,138	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,041,088	5	1,156,891	5
6	INVENTORIES	4,082,768	18	4,619,974	20
7	OTHER CURRENT ASSETS	264,232	1	328,568	1
8	**LONG-TERM**	**189,945**	**1**	**170,983**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
11	OTHER INVESTMENTS	189,945	1	170,983	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,715,293**	**66**	**14,995,262**	**64**
13	PROPERTY	14,500,926	65	14,258,784	61
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	7,199,011	32	7,151,060	30
16	ACCUMULATED DEPRECIATION	7,228,816	32	6,598,569	28
17	CONSTRUCTION IN PROGRESS	244,172	1	183,987	1
18	**DEFERRED ASSETS (NET)**	**553,232**	**2**	**554,771**	**2**
19	**OTHER ASSETS**	**224,840**	**1**	**183,202**	**1**
20	**TOTAL LIABILITIES**	**9,304,272**	**100**	**10,477,425**	**100**
21	**CURRENT LIABILITIES**	**5,945,700**	**64**	**8,644,782**	**83**
22	SUPPLIERS	3,994,673	43	5,397,608	52
23	BANK LOANS	593,442	6	2,191,108	21
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	181,243	2	160,811	2
26	OTHER CURRENT LIABILITIES	1,176,342	13	895,255	9
27	**LONG-TERM LIABILITIES**	**2,090,564**	**22**	**627,534**	**6**
28	BANK LOANS	1,995,750	21	525,950	5
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	94,814	1	101,584	1
31	**DEFERRED LOANS**	**1,268,008**	**14**	**1,205,109**	**12**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,988,758**	**100**	**13,002,564**	**100**
34	**MINORITY INTEREST**	**59,988**		**43,430**	
35	**MAJORITY INTEREST**	**12,928,770**	**100**	**12,959,134**	**100**
36	**CONTRIBUTED CAPITAL**	**9,161,545**	**71**	**9,161,524**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,672	1	104,651	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,304,809	18	2,304,809	18
39	PREMIUM ON SALES OF SHARES	6,752,064	52	6,752,064	52
40	*CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES*	*0*	0	*0*	*0*
41	**CAPITAL INCREASE (DECREASE)**	**3,767,225**	**29**	**3,797,610**	**29**
42	RETAINED EARNINGS AND CAPITAL RESERVE	13,799,459	106	13,466,850	104
43	SHARES REPURCHASE FUND	1,584,265	12	1,584,355	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,009,925)	(93)	(11,586,204)	(89)
45	NET INCOME FOR THE YEAR	393,426	3	332,609	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**617,855**	**100**	**549,200**	**100**
46	CASH	330,532	53	355,665	65
47	SHORT-TERM INVESTEMENTS	287,323	47	193,535	35
18	**DEFERRED ASSETS (NET)**	**553,232**	**100**	**554,771**	**100**
48	AMORTIZED OR REDEEMED	130,920	24	92,934	17
49	GOODWILL	422,312	76	461,420	83
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	417	0
21	**CURRENT LIABILITIES**	**5,945,700**	**100**	**8,644,782**	**100**
52	FOREIGN CURRENCY LIABILITIES	395,789	7	680,978	8
53	MEXICAN PESO LIABILITIES	5,549,911	93	7,963,804	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**1,176,342**	**100**	**895,255**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,176,342	100	895,255	100
27	**LONG-TERM LIABILITIES**	**2,090,564**	**100**	**627,534**	**100**
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESO LIABILITIES	2,090,564	100	627,534	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**94,814**	**100**	**101,584**	**100**
63	OTHER LOANS WITH COST	33,470	35	42,858	42
64	OTHER LOANS WITHOUT COST	61,344	65	58,726	58
31	**DEFERRED LOANS**	**1,268,008**	**100**	**1,205,109**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,268,008	100	1,205,109	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,009,925)**	**100**	**(11,586,204)**	**100**
	ACCUMULATED INCOME DUE TO MONETARY POSITION	**(298,758)**	**(2)**	**(298,758)**	**(3)**
	INCOME FROM NON-MONETARY POSITION	**(11,711,167)**	**(98)**	**(11,287,446)**	**(97)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **4** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	664,020	(1,069,011)
73	PENSION FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	581	594
75	EMPLOYERS (*)	12,600	12,479
76	EMPLOYEES (*)	20,760	21,739
77	OUTSTANDING SHARES (*)	977,644,977	977,447,505
78	REPURCHASED SHARES (*)	8,654,967	8,641,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **4** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1st TO DECEMBER 31 OF 2004 AND 2003
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**31,722,864**	**100**	**32,708,814**	**100**
2	COST OF SALES	24,638,899	78	25,805,845	79
3	**GROSS INCOME**	**7,083,965**	**22**	**6,902,969**	**21**
4	OPERATING	6,150,012	19	6,068,888	19
5	**OPERATING INCOME**	**933,953**	**3**	**834,081**	**3**
6	TOTAL FINANCING	12,534	0	98,930	0
7	**INCOME AFTER FINANCING COST**	**921,419**	**3**	**735,151**	**2**
8	OTHER FINANCIAL OPERATIONS	83,722	0	79,898	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**837,697**	**3**	**655,253**	**2**
10	RESERVE FOR TAXES AND EMLPOYEE PROFIT SHARING	293,229	1	269,187	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**544,468**	**2**	**386,066**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**544,468**	**2**	**386,066**	**1**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**544,468**	**2**	**386,066**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	135,918	0	54,169	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**408,550**	**1**	**331,897**	**1**
19	NET INCOME OF MINORITY INTEREST	15,124	0	(712)	0
20	**NET INCOME OF MAJORITY INTEREST**	**393,426**	**1**	**332,609**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: **GRUPO GIGANTE, S.A. DE C.V.** QUARTER: **4** YEAR: **2004**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**31,722,864**	**100**	**32,708,814**	**100**
21	DOMESTIC	30,261,117	95	31,328,745	96
22	FOREIGN	1,461,747	5	1,380,069	4
23	EXPRESSED IN US DOLLARS (***)	131,098	0	123,773	0
6	**TOTAL FINANCING COST**	**12,534**	**100**	**98,930**	**100**
24	INTEREST PAID	412,029	3,287	392,756	397
25	FOREIGN EXCHANGE LOSSES	77,900	622	54,922	56
26	INTEREST EARNED	18,784	150	10,908	11
27	FOREIGN EXCHANGE PROFITS	76,655	612	35,976	36
28	GAIN DUE TO MONETARY POSITION	(381,956)	(3,047)	(301,864)	(305)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**83,722**	**100**	**79,898**	**100**
29	OTHER EXPENSES (INCOME) NET	83,722	100	79,898	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**293,229**	**100**	**269,187**	**100**
32	INCOME TAX	73,693	25	41,060	15
33	DEFERRED INCOME TAX	165,632	56	216,809	81
34	EMPLOYEE PROFIT SHARING	7,840	3	11,318	4
35	DEFERRED EMPLOYEE PROFIT SHARING	46,064	16	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	30,844,808	32,485,909
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	31,722,864	32,708,814
39	OPERATION INCOME (**)	933,953	834,081
40	NET INCOME OF MAJORITY INTEREST (**)	393,426	332,609
41	NET CONSOLIDATED INCOME (**)	408,550	331,897

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **4** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM OCTOBER 1st TO DECEMBER 31 OF 2004 AND 2003
(In Thousands of Mexican Pesos)

Audited Financial Information | Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,714,264**	100	**8,767,432**	100
2	COST OF SALES	6,806,385	78	6,976,090	80
3	**GROSS INCOME**	**1,907,879**	22	**1,791,342**	20
4	OPERATIONS	1,626,687	19	1,516,698	17
5	**OPERATING INCOME**	**281,192**	3	**274,644**	3
6	TOTAL FINANCING	(81,181)	-1	(39,155)	0
7	**INCOME AFTER FINANCING COST**	**362,373**	4	**313,799**	4
8	OTHER FINANCIAL TRANSACTIONS	26,433	0	57,089	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**335,940**	4	**256,710**	3
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	97,736	1	115,470	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**238,204**	3	**141,240**	2
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**238,204**	3	**141,240**	2
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**238,204**	3	**141,240**	2
16	EXTRAORDINARY ITEMS NET EXPENSES	82,274	1	28,519	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**155,930**	2	**112,721**	1
19	NET INCOME OF MINORITY INTEREST	10,371	0	3,400	0
20	**NET INCOME OF MAJORITY INTEREST**	**145,559**	2	**109,321**	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **4** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,714,264**	**100**	**8,767,432**	**100**
21	DOMESTIC	8,359,781	96	8,461,938	97
22	FOREIGN	354,483	4	305,494	3
23	EXPRESSED IN US DOLLARS (***)	30,802	0	27,399	0
6	**TOTAL FINANCING COST**	**(81,181)**	**100**	**-39,155**	**100**
24	INTEREST PAID	117,704	145	82,961	212
25	FOREIGN EXCHANGE LOSSES	4,859	6	34,586	88
26	INTEREST EARNED	6,967	9	2,202	6
27	FOREIGN EXCHANGE PROFITS	30,298	37	13,758	35
28	GAIN DUE TO MONETARY POSITION	(166,479)	(205)	(140,742)	(359)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**26,433**	**100**	**57,089**	**100**
29	OTHER EXPENSES (INCOME) NET	26,433	100	57,089	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**97,736**	**100**	**115,470**	**100**
32	INCOME TAX	47,091	48	(71,451)	(62)
33	DEFERRED INCOME TAX	(2,437)	-2	180,380	156
34	EMPLOYEE PROFIT SHARING	7,019	7	6,541	6
35	DEFERRED EMPLOYEE PROFIT SHARING	46,063	47	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
FROM JANUARY 1st TO DECEMBER 31 OF 2004 AND 2003
(In Thousands of Mexican Pesos)

Audited Financial Information — Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**408,550**	**331,897**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	956,224	789,350
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**1,364,774**	**1,121,247**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(445,224)	(114,536)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**919,550**	**1,006,711**
6	CASH FLOW FROM EXTERNAL FINANCING	(137,254)	(127,507)
7	CASH FLOW FROM INTERNAL FINANCING	(69)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(137,323)**	**(127,507)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(713,572)**	**(649,151)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	68,655	230,053
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	549,200	319,147
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	617,855	549,200

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**956,224**	**789,350**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	831,637	758,318
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	0	0
17	+(-) OTHER ITEMS	21,744	(7,164)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	102,843	38,196
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(445,224)**	**(114,536)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	433,164	(9,607)
19	+(-) DECREASE (INCREASE) IN INVENTORY	158,692	708,778
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	64,336	(71,574)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	(1,402,935)	(368,570)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	301,519	(373,563)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(137,254)**	**(127,507)**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	(1,597,666)	(70,034)
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	1,460,412	(57,473)
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(69)**	**0**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	21	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(90)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(713,572)**	**(649,151)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(18,962)	(43)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(757,092)	(614,216)
36	(-) INCREASE IN BUILDINGS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	104,120	1,002
39	+(-) OTHER ITEMS	(41,638)	(35,894)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004
GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Audited Financial Information Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.29	%	1.01	%
2	NET INCOME TO STOCKHOLDERS EQUITY (**)	3.04	%	2.57	%
3	NET INCOME TO TOTAL ASSETS (**)	1.83	%	1.41	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	93.49	%	90.95	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.42	times	1.39	times
7	NET SALES TO FIXED ASSETS (**)	2.16	times	2.18	times
8	INVENTORY ROTATION (**)	6.03	times	5.59	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	6	days	9	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	15.71	%	14.23	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	41.74	%	44.62	%
12	TOTAL LIABILITIES TO STOCK HOLDERS EQUITY	0.72	times	0.81	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.25	%	6.50	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	14.21	%	4.18	%
15	OPERATING INCOME TO INTEREST PAID	2.27	times	2.12	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.41	times	3.12	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.11	times	0.88	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.43	times	0.34	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.71	times	0.72	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	10.39	%	6.35	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.30	%	3.43	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.40)	%	(0.35)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	2.23	times	2.56	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.95	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.05	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	106.10	%	94.62	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: **4** | YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Audited Financial Information | Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.40		$	0.34	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.40		$	0.34	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	0.40		$	0.34	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	13.22		$	13.26	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		0.61	times		0.45	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		20.13	times		17.72	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 4** **Year: 2004**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

February 25, 2005

During the fourth quarter of the year, the company's total sales reached $8,714 million pesos, a decline of 0.6% in real terms compared to the same period of 2003. Same store sales for the quarter decreased 2.0%.

In cumulative terms, total sales reached $31,723 million pesos, a decline of 3.0% versus 2003. Same store sales fell 3.4%, less than they have in previous quarters. It is worth noting that the negative trend that has been taking place since 2003 has begun to improve, and can be considered as a difference in the general trend of the sector.

The gross margin for the quarter was 21.9%, 150 basis points higher than in the same period of 2003, while gross profit reached $1,908 million pesos. During 2004, the gross margin was 22.3%, 120 basis points higher than that registered during the previous year. There were various factors that contributed to this increase including: improved negotiations with our suppliers, better control over losses, the implementation of commercial strategies during the holiday season and the participation of other commercial formats such as Office Depot, Radio Shack and Toks.

Operating expenses for the quarter were $1,627 million pesos, 7.3% higher than during the same period of 2003. This was due to a greater number of stores in operation among the company's different formats. In annual terms, operating expenses without depreciation were only 0.4% higher than in 2003. This was the result of the Company's efforts to optimize its assets, properties, and the manpower required for the implementation of the SAP.

As a result, operating profit for the fourth quarter reached $281 million pesos, 2.4% higher than that registered in the same period of 2003. During the 2004 fiscal year, operating profit rose to $934 million pesos, an increase of 12% compared to the results obtained during 2003.

Operating cash flow (EBITDA) for the quarter reached $482 million pesos, 3.8% higher than that registered during the same period of 2003. The cumulative figure reached $1,746 million pesos, an increase of 10.1% versus the same period of the previous year.

The comprehensive financing cost for the quarter resulted in an income of $81 million pesos, an increase compared to the $39 million pesos registered during the same period of the previous year. In cumulative terms, the comprehensive financing cost of $31 million pesos is notably lower than the $99 million pesos registered in 2003. The favorable result was due to an increase in inflation, in both annual and quarterly terms, resulting from monetary position, which compensated for the increase in the amount of interest paid, due to higher market interest rates, as well as fluctuations in the exchange rate resulting from a weaker peso.

The extraordinary charges item reflects the impact of the reduction in fixed assets that were eliminated as a result of the store-remodeling program.

Net income for the quarter increased 33.1%, resulting in a net margin of 1.7%, an increase of 50 basis points. In cumulative terms, net income rose to $393 million pesos, an increase in real terms of 18.3% compared to the $333 million pesos registered in the previous year.

During 2004, operating cash flow (EBITDA) provided the company with the resources to fund its $757 million pesos investment in fixed assets.

During the fourth quarter, the Company opened one Super G store, nine SuperPrecio unit, one Toks, fifteen Office Depots and fifteen Radio Shack stores. In addition, one Gigante store was closed, as was one Bodega Gigante, two Super G's, five Super Precio establishments, one Office Depot and four Radio Shack units. Finally, the Company converted two Gigante stores and one Bodega Gigante unit into Super G stores. Therefore, the total number of units in operation at the end of the year grew to 519, with a total sales floor area of 1,146,425 m2.

As of December 31, 2004, the number of units and sales floor area by format is as follows:

99 Gigante stores (607,054 m^2), 52 Bodegas Gigante (197,249 m2), 63 Super Gigante units (139,057 m^2), 8 Gigante USA stores (22,794 m 2), 46 SuperPrecio units (11,822 m^2), 103 Office Depot stores (165,948 m^2), 98 Radio Shack stores (12,548 m^2), 3 PriceSmart units (13,269 m2) and 47 Toks cafeterias (10,135 seats).

On February 11, 2005, the Company announced an agreement with PriceSmart Inc. to close its three club stores. These stores closures are programmed to take place on February 28, 2005.

Lic. Ángel Losada Moreno
Executive President

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousand pesos)

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

1. Basis of presentation

a. *Explanation for translation into English* - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented based upon accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in other countries.

b. *Consolidation of financial statements* - The consolidated financial statements include those of the Company and its subsidiaries. The financial statements of Office Depot de México, S.A. de C.V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

c. *Conversion of financial statements of foreign subsidiaries* - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finance and operations, such financial statements in foreign currency are converted into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are converted into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which

they operate and are converted into Mexican pesos using the exchange rate of the latest year presented.

d. ***Reclassifications*** - Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***Change in accounting principle*** - Beginning January 1, 2004, the Company adopted the provisions of Bulletin C-15, "Accounting for Impairment and Disposal of Long-lived Assets" ("C-15"), which establishes, among others, new rules to calculate and recognize impairment losses and their reversal. Whenever there are indicators of impairment of long-lived assets in use, tangible and intangible, including goodwill, and such impairment is not temporary, entities must evaluate possible impairment losses. To calculate impairment losses, recovery value must be determined, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, represented by the present value of future net cash flows, using an appropriate discount rate. The adoption of this Bulletin did not have a significant effect on the Company's consolidated financial positions or results of operations.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to the Mexican pesos, purchasing power as of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to the Mexican pesos, purchasing power as of December 31, 2004 and, therefore, differ from those originally reported in the prior year.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. ***Property and equipment*** - Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

f. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows and the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

g. ***Investment in shares*** - Investment in shares is valued at acquisition cost and restated using the NCPI.

h. ***Goodwill*** - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

i. ***Employee retirement obligations*** - Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Severance is charged to results when the liability is determined to be payable.

j. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Those disbursements that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

k. ***Provisions*** - Provisions are recognized for obligations resulting from a past event that are likely to result in the use of economic resources and that can be reasonably estimated.

l. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their ability to be sold. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

   The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

m. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are converted into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

n. ***Insufficiency in restated stockholders' equity*** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding non-monetary assets through December 31, 1996, which resulted from restating certain non-monetary assets below inflation utilizing appraisal values.

o. ***Monetary position gain*** - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

p. ***Earnings per share*** - Basic earnings per ordinary share are calculated by dividing the net income of the majority stockholders by the weighted average number of ordinary shares outstanding during the year.

3. Investment in shares

As of December 31 2004 and 2003, investment in shares balance is represented by the investment the Company has in the shares issued by PriceSmart Inc. The balance in shares as of December 31, 2004 represents the investment in 1,667,333 common shares of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S.$ 10.00 per share, based on the right of first refusal approved by the Board of Directors of the issuer to convert preferred shares into common shares, with the Company assuming the obligation to hold such shares for a

minimum period of one year. As of December 31, 2003, the investment was represented by 15,000 shares of Series A preferred stock in PriceSmart Inc., with the right to a cumulative dividend of 8% per year.

4. Other assets

As of December 31, 2004 and 2003, other assets included $79,892 and $51,621 respectively of restricted cash, which cannot be immediately disposed due to a legal action in which a subsidiary of the Company is involved.

5. Notes payable to financial institutions

The Company has certain short-term notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted at December 31, 2004 and 2003, to $55,192 and $2,191,108, respectively. The weighted average interest rates under these arrangements at December 31, 2004 and 2003, were 11.26% and 8.73%, respectively.

6. Long-term debt

a. Loan agreement with mortgage security with maturity of June 25, 2007. Multiple withdrawals of the loan may be made without exceeding the maximum amount of $381,000, and each withdrawal for a maximum of 90 days. Interest is payable upon maturity of each withdrawal at the annual Interbank Interest Rate (TIIE) plus the applicable spread, based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined quarterly. The 91-day interest rate as of December 31, 2004 was 9.99%.

b. Loan agreement with mortgage security payable in 16 equal quarterly installments starting March 2005, with maturity as of December 31, 2008. Interest is payable quarterly at the fixed-rate of 9.51% plus the applicable margin, based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined quarterly. The interest rate as of December 31, 2004 was 11.01%.

One of the provisions of the Company's loan agreement sets forth the obligation for certain financial ratios to be maintained at the end of each quarterly reporting period. As of December 31, 2004 the Company had complied with these obligations.

7. Stockholders' equity

a. Retained earnings include a statutory legal reserve. The General Commercial Companies Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2004 and 2003, the legal reserve, in historical pesos, was $21,115 for both years.

b. Stockholders' equity, except restated paid-in capital and tax-retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%; it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable for the year in which the tax on the dividend is paid and the two fiscal years following such payment.

8. Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC), which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004 and 34% in 2003. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC may be certified creditable against the excess of ISR over IMPAC of the following ten years.

As of December 1, 2004, certain amendments to the ISR and IMPAC laws were published and are effective as of 2005. The primary amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) in 2005, an option was established to amortize inventories at December 31, 2004 into taxable income over a period from 4 to 12 years determined in conformity with the respective tax rules; when electing to amortize inventories into taxable income, any unamortized balance of inventories under Rule 106 and unamortized tax loss carry-forwards must be deducted from the inventory balance; inventories may be deducted as sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) bank liabilities and liabilities with foreign entities are included in the determination of the IMPAC taxable base.

The Company files consolidated ISR and IMPAC tax returns with its subsidiaries.

a. To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated dates of reversal. In addition, in accordance with tax regulations in effect as of 2005, the Company's management elected to amortize the tax inventory of $2,485,583 at December 31, 2004 into taxable income over a seven-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred. The result derived from applying the different tax rates is shown in the table below under effect of reduction in statutory rate on deferred ISR.

b. As of December 31, 2004 and 2003, the effective ISR rates expressed as a percentage of income before ISR and PTU were 34% and 43% respectively.

c. Due to a change in the circumstances used to assess the recovery of tax on assets paid and recovery of the benefit of tax loss carryforwards, the valuation allowance for

recoverable tax on assets and the valuation allowance for recoverable benefit of tax loss carryforwards was increased by $203,516 and charged to results of operations of the year ended December 31, 2004.

d. At December 31, 2003, the Company had taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liabilities of approximately $54,000 had not been recorded because the Company believed that they would not reverse due to the continued nature of its operations. As a result of the tax amendments published on December 1, 2004, the Company recorded a net deferred PTU liability of $46,064 related to temporary inventory differences, since cost of sales will now be deducted in place of inventory purchases, as mentioned in paragraph two of this note, and for purposes of the amounts reduced from tax inventories for PTU calculation purposes, as mentioned in paragraph a. of this note.

   There are also non-quantified permanent differences, mainly resulting from the restatement of fixed assets, that will have an effect on future PTU payments.

e. Tax loss carryforwards and recoverable tax on assets paid for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized, can be recovered subject to certain conditions.

9. Commitments

The Company has entered into operating leases, for indefinite periods for land on which some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

In 2004 and 2003, rental expenses were approximately $657,954 and $585,549, respectively.

10. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be distributed under the terms of the indemnity agreement as determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. In 2003, the legal process ended following a judgment which upheld the Company's challenge under constitutional law of the appropriateness of the legal proceedings. In March, 2004, the Company was notified of a new lawsuit filed by the former shareholders, for the amount of $150,000, which was the amount of the original deposit plus an accrued amount, as calculated by the former shareholders, based upon the Treasury Notes (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the sellers. The Company

intends to vigorously defend the lawsuit including the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original agreement. The Company has created a provision of $202,440, in addition to an amount of $27,543 previously deposited, for a total amount of $229,983. The Company's management believes the amounts provided for the potential risks from this lawsuit would be sufficient in the event of an adverse ruling. Currently, the lawsuit is in the evidence admission stage at the trial level.

11. Subsequent event

On February 11, 2005, the Company announced the suspension of operations of its subsidiary PSMT México, S.A. de C.V., which it intends to disolve on February 28, 2005. The estimated expenses that will be incurred are $10,278 (unaudited), net of income tax. The condensed financial information of the subsidiary, which is included in these consolidated financial statements as of December 31, 2004, is the following:

		2004
Balance sheet:		
Current assets	$	111,315
Fixed assets		137,566
Current liabilities		(100,569)
		148,312
Stockholders' equity	$	135,853

		2004
Statement of income:		
Revenues	$	272,322
Costs and expenses		(305,719)
Taxes		(13,342)
Net loss	$	(46,739)

12. New accounting principles

In January 2004, the IMCP issued revised Bulletin D-3, "Labor obligations" ("D-3"), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of "Severance payments at the end of the labor relationship", defined as payments granted to employees when they conclude their labor relationship before reaching retirement age.

Revised D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. The Company has not fully assessed the effects of adopting this new rule.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

DETAIL OF CAPITAL STOCK INVESTMENT

Audited Financial Information

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	5,162,613
2	SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(36,678)
3	CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	76,076,141	99.99	76,076	2,726,303
4	CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	206,928,887	99.99	206,929	580,873
5	BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	627,564
6	GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	248,532
7	OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00	277,517	1,060,548
8	SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	1,060
9	GIGANTE HOLDING INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	99.99	596,545	329,194
10	CONTROLADORA DEL NORTE, S.A. DE C.V.	REAL ESTATE	47,306,275	99.99	313,908	506,950
11	TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,450	37,977
12	PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	(2,993)
13	COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	1,004,999	99.98	10,050	10,001
14	RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	55,258
15	PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	387,052	50.00	193,527	135,853
16	PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	911
17	COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	87
18	SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	276
19	OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	51
	TOTAL INVESTMENT IN SUSIDIARIES				**4,669,119**	**11,444,380**
	ASSOCIATES					
1						
2						
3						
4						
5						
	TOTAL INVESTMENT ASSOCIATES					
	OTHER PERMANENT INVESTMENTS					189,945
	TOTAL					**11,634,325**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 4 YEAR: 2004

Audited Financial Information

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	31/12/2008	11.01	231,752	695,249												
BANCOMER	31/12/2008	11.01	118,251	354,750												
INBURSA	31/12/2008	11.01	188,248	564,751												
BANAMEX	24/06/2007	9.19	0	127,000												
INBURSA	24/06/2007	9.19	0	127,000												
BANCOMER	24/06/2007	9.19	0	127,000												
SCOTIA BANK INVERLAT	15/10/2004	11.26	50,328	0												
AC SAN JOSE	07/09/2005	4.75	0	0								3,367				
AC SAN JOSE	15/10/2005	4.50	0	0								374				
AC SAN JOSE	19/11/2005	4.50	0	0								1,122				
FINANCIAL INSTITUTIONS			588,579	1,995,750	0	0	0	0	0	0	0	4,863	0	0	0	0
TOTAL BANKS			588,579	1,995,750	0	0	0	0	0	0	0	4,863	0	0	0	0
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
WITH GUARANTEES																
TOTAL			588,579	1,995,750	0	0	0	0	0	0	0	4,863	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

Final Printing
CONSOLIDATED

Audited Financial Information

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SERVICE SUPPLIERS																
MERCHANDISE SUPPLIERS																
SELF-SERVICE	23/02/2005		3,037,512									236,960				
OFFICE SUPLIES	08/04/2005		449,592									75,944				
RESTAURANT	11/02/2005		22,254									0				
ELECTRICAL APPLIANCES	28/06/2005		94,389									78,022				
TOTAL SUPPLIERS			**3,603,747**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**390,926**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES			1,176,342	94,814												
TOTAL OTHER CURRENT LIABILITIES OTHER LOANS			**1,176,342**	**94,814**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES:
1) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 54 CALENDAR DAYS
2) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 99 CALENDAR DAYS
3) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 43 CALENDAR DAYS
4) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 179 CALENDAR DAYS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED

Audited Financial Information

Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND OF DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	5,902	65,807			65,807
LIABILITIES POSITION	39,290	438,083			438,083
SHORT TERM LIABILITIES POSITION	39,290	438,083			438,083
LONG TERM LIABILITIES POSITION					
NET BALANCE	(33,388)	(372,276)	0	0	(372,276)

NOTES

EXCHANGE RATE USED AS OF DECEMBER 31, 2004 IS EQUIVALENT TO $11.1500 PESOS PER DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED

Audited Financial Information Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	4,423,849	(11,732,734)	(7,308,885)	0.01	45,315
FEBRUARY	3,938,869	(10,749,938)	(6,811,070)	0.01	40,185
MARCH	3,933,256	(10,601,463)	(6,668,207)	0.00	22,005
APRIL	3,965,097	(11,226,683)	(7,261,587)	0.00	10,892
MAY	4,127,280	(10,457,812)	(6,330,532)	(0.00)	(16,459)
JUNE	3,437,964	(10,892,516)	(7,454,552)	0.00	11,927
JULY	4,684,688	(10,882,028)	(6,197,339)	0.00	16,113
AUGUST	4,697,588	(11,020,446)	(6,322,858)	0.01	38,569
SEPTEMBER	5,064,549	(11,036,230)	(5,971,681)	0.01	48,968
OCTOBER	4,723,583	(13,020,682)	(8,297,100)	0.01	57,250
NOVEMBER	5,206,764	(14,678,972)	(9,472,208)	0.01	80,514
DECEMBER	5,369,994	(14,833,506)	(9,463,512)	0.00	18,927
RESTATEMENT	0	0	0	0.00	7,750
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					**381,956**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Audited Financial Information Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Audited Financial Information
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF-SERVICE STORE	584,260	100
BODEGA GIGANTE	SELF-SERVICE STORE	197,249	100
SUPER G	SELF-SERVICE STORE	139,057	100
RADIO SHACK	ELECTRICAL APPLIANCES	12,548	100
OFFICE DEPOT	OFFICE SUPPLIES	165,948	100
CAFETERIAS TOKS	RESTAURANTS	10,135	100
GIGANTE HOLDING	SELF-SERVICE STORE	22,794	100
TIENDAS SUPER PRECIO	SELF-SERVICE STORE	11,822	100
PSMT MEXICO	SELF-SERVICE STORE	13,269	100

NOTES
INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH ARE REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 4 YEAR: **2004**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

Audited Financial Information

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

Audited Financial Information

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
SELF-SERVICE				30,261,117			
T O T A L				30,261,117			

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

Audited Financial Information

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
(1) SELF-SERVICE				1,273,175			
(2) OFFICE EQUIPMENT				188,572			
T O T A L				1,461,747			

NOTES

(1) REFERS TO 114,186 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $11.1500 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) REFERS TO 16,912 THOUSAND DOLIARS AT AN EXCHANGE RATE OF $11.1500 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

Audited Financial Information

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
SINGLE SHARE	0	0	176,734,102	800,910,875	0	977,644,977	18,922	85,750
TOTAL	0	0	176,734,102	800,910,875	0	977,644,977	18,922	85,750

TOTAL OF SHARES THAT REPRESENT THE PAID IN CAPITAL STOCK AS OF THE DATE HEREOF.

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
SINGLE SHARE	8,654,967	10.88000	8.10000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: QUARTER: 4 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Audited Financial Information Final Printing

PROJECT INFORMATION
FEBRUARY 25, 2005

During the past 12 months investment performance increased by 757 million pesos. Such resources allowed us to carry out programs for the opening of new stores, refurbishment, systems and logistics.

Below is a summary of openings as of December 31, 2004.

Type of / Subsidiary	Fourth Quarter	Up to Dec 31, 2004
Toks		1
Office Depot	9	15
Radio Shack	8	15
Super Gigante	1	1
SuperPrecio	6	8

Considering the closing of stores during the year, the variation of sales floors corresponding to the fourth quarter of 2004, added to December, is practically null.

SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

Translation of financial statements of foreign subsidiaries

(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED

Audited Financial Information Final Printing

Gigante Holdings International, Inc. is a wholly-owned subsidiary corporation of Grupo Gigante that includes 8 supermarket stores targetting the Latin American market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, financial statements in foreign currency are converted into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For conversion purposes, amounts are converted into Mexican pesos using the following exchange rates: (i) closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED

Audited Financial Information | Declaration from the company officials responsible for the information | Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE 4TH QUARTER OF 2004 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTRIES AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

LIC. ÁNGEL LOSADA MORENO
EXECUTIVE PRESIDENT

C.P. FEDERICO CORONADO BROSIG
DIRECTOR OF ADMINISTRATION AND
CORPORATE FINANCE

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE:
GRUPO GIGANTE, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE:

CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	CONTROLLER
NAME:	C.P. RAFAEL GARCÍA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8068
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL DIRECTOR
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdelcampo@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE:
GRUPO GIGANTE, S.A. DE C.V.

E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	C.P. ERIKA SERRANO RUIZ
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8058
FAX:	5269-8169
E-MAIL:	eserrano@gigante.com.mx

TITLE MSE:	ACCREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	ACCREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE:

BOARD OF DIRECTORS

CHAIRMAN

NAME: LIC. ÁNGEL LOSADA MORENO

PROPIETARY MEMBERS

NAME: C.P. JOSÉ AGUILERA MEDRANO
NAME: LIC. ÁNGEL ALVERDE LOSADA
NAME: LIC. BRAULIO ANTONIO ARSUAGA LOSADA
NAME: LIC. GONZALO BARRUTIETA LOSADA
NAME: ING. JAVIER FERNANDEZ CARBAJAL
NAME: ING. ARMANDO GARZA SADA
NAME: LIC. GILBERTO PEREZALONSO CIFUENTES
NAME: ING. LUIS REBOLLAR CORONA
NAME: LIC. ROBERTO SALVO HORVILLEUR
NAME: LIC. LUIS SANTANA CASTILLO

ALTERNATE MEMBERS

NAME: LIC. JOSÉ ALVERDE LOSADA
NAME: SR. BRAULIO ARSUAGA TELLECHEA
NAME: C.P. LUIS FERNÁNDEZ GARCÍA
NAME: LIC. CHEKER KARAM SHEDID
NAME: SRA. MARÍA TERESA LOSADA MORENO
NAME: LIC. JUAN CARLOS MATEOS DURÁN DE HUERTA
NAME: LIC. JAVIER MOLINAR HORCASITAS
NAME: SR. JUSTO DE DIEGO SÁENZ DE MIERA
NAME: LIC. MARÍA EUGENIA SIDAOUI DIB
NAME: LIC. ARTURO TREVIÑO CASTELLANO

EXAMINER

NAME: CPC ERNESTO VALENZUELA ESPINOZA

ALTERNATE EXAMINER

NAME: CPC FRANCISCO JAVIER PEREZ CISNEROS

SECRETARY

NAME: LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ

ALTERNATE SECRETARY

NAME: LIC. SERGIO MONTERO QUEREJETA

8

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: 2004-11-04 10:53:00

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 04/11/2004

Place: Mexico, D.F.

Matter: Market shifts

Relevant Event: With respect to the transactions that took place today, the Company does not have any information or knowledge about the causes of such events other than pure market factors.



English Translation

Notice of GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 9, 2004, 16:53

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 9/11/2004

Place: Mexico, D.F.

Matter: Gigante, S.A.de C.V. change of external auditor

Notice: Grupo Gigante, S.A. de C.V. announces that C.P.C. Juan Antonio Rodríguez Espínola, partner to the auditing firm Galaz, Yamazaki, Ruiz Urquiza, S.C., has been appointed as the Company's new External Auditor, position previously held by C.P.C. Francisco Pérez Cisneros, who reached the maximum period as external auditor permitted by the law, as set forth in Article 83, section X of the New Rules issued by the National Banking and Securities Commission, in effect since March 19, 2003.

Notice of GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 17, 2004 16:50

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 11/17/2004

Place: Mexico, D.F.

Matter: Additional Services Approved by the Audit Committee

In compliance with Article 84, last paragraph of the New Rules issued by the CNBV, the Company's audit committee approved the guidelines applicable to the hiring of Auditing Additional Services, Auditing Related Services, Tax Services and Other Services rendered by the External Auditor's firm.


GRUPO
GIGANTE

February 25, 2005

E

4Q04 EARNINGS RELEASE

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of December 31, 2004, unless otherwise specified. Figures may vary due to rounding.

During the fourth quarter of the year, the company's total sales reached $8,714 million pesos, a decline of 0.6% in real terms compared to the same period of 2003. Same store sales for the quarter decreased 2.0%.

In cumulative terms, total sales reached $31,723 million pesos, a decline of 3.0% compared to 2003. Same store sales fell 3.4%, less than in previous quarters. It is worth noting that the negative trend that has been taking place since 2003 has begun to improve, as has the differentiation with the sector.

The gross margin for the quarter was 21.9%, 150 basis points higher than the one registered in the same period of 2003, while gross profit reached $1,908 million pesos. During the 12 month period of 2004, the gross margin was 22.3%, 120 basis points higher than in the previous year. There were various factors that resulted in this increase, including: improved negotiations with our suppliers, better control over losses, the implementation of commercial strategies during the holiday season and the participation of other commercial formats such as Office Depot, Radio Shack and Toks.

Operating expenses for the quarter were $1,627 million pesos, 7.3% higher than during the same period of 2003. This was due to a greater number of stores in operation in the company's different formats. In annual terms, operating expenses without depreciation were only 0.4% higher than in 2003. This was the result of the Group's efforts to optimize its assets, properties, and the manpower required for the implementation of the SAP.

As a result, operating profit for the fourth quarter reached $281 million pesos, 2.4% higher than in the same period of 2003. During the 2004 exercise, operating profit rose to $934 million pesos, an increase of 12% compared to the results obtained during 2003.

Operating cash flow (EBITDA) for the quarter reached $482 million pesos, 3.8% higher than during the same period of 2003. The cumulative figure reached $1,746 million pesos, an increase of 10.1% compared to the same period of the previous year.

The comprehensive financing cost for the quarter resulted in an income of $81 million pesos, an increase compared to the $39 million pesos registered during the same period of the previous year. In cumulative terms, the comprehensive financing cost of $13 million pesos is notably lower than the $99 million pesos registered in 2003. The favorable result was due to an increase in inflation, in both annual and quarterly terms, resulting from the monetary position, which was compensated for the increase in the amount of interest paid, due to higher market interest rates, as well as fluctuations in the exchange rate resulting from a weaker peso.

The item of extraordinary charges reflects the impact of the reduction in fixed assets that were eliminated as a result of the store-remodeling program.

Net income for the quarter increased 33.1%, resulting in a net margin of 1.7%, an increase of 50 basis points. In cumulative terms, net income rose to $393 million pesos, an increase in real terms of 18.3% versus the $333 million pesos registered in the previous year.

During 2004, operating cash flow (EBITDA) provided the company with the resources to fund its $757 million pesos investment in fixed assets.

During the fourth quarter, the Group opened one Super G store, nine SuperPrecio unit, one Toks, 15 Office Depots and 15 Radio Shack stores. In addition, one Gigante store was closed, as was one Bodega Gigante, two Super G's, five Super Precio establishments, one Office Depot and four Radio Shack units. Finally, the Group converted two Gigante stores and one Bodega Gigante unit into Super G stores. Therefore, the total number of units in operation at the end of the year grew to 519, with a total sales floor area of 1,146,425 m2.

As of December 31, 2004, the number of units and sales floor area by format is as follows: 99 Gigante stores (607,054 m^2), 52 Bodegas Gigante (197,249 m2), 63 Super Gigante units (139,057 m^2), 8 Gigante USA establishments (22,794 m 2), 46 SuperPrecio units (11,822 m^2), 103 Office Depot establishments (165,948 m^2), 98 Radio Shack stores (12,548 m^2), 3 PriceSmart units (13,269 m2) and 47 Toks cafeterias (10,135 seats).

GIGANTE

Bodega GIGANTE

SuperG

GIGANTE USA

SuperPrecio
El Super del Ahorro

Toks

Office DEPOT

RadioShack.

PRICESMART
Membership Shopping

Contacts:

Grupo Gigante:

Erika Serrano
Investor Relations
Tel.: +(52 55) 5269-8058
eserrano@gigante.com.mx

IR Communications:

Sandra Yatsko
Tel: +(52 55) 5446-7484
sandra@irandpr.com

GIGANTE

Bodega GIGANTE

Super G

GIGANTE USA

SuperPrecio El Super del Ahorro

Toks

Office DEPOT

RadioShack.

PRICESMART Membership Shopping

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousands of Mexican pesos of purchasing power of as December 2004

QUARTERLY RESULTS	Oct - Dec 04	Oct. - Dec 03	% Change
NET SALES	8,714,264	8,767,432	-0.6%
GROSS PROFIT	1,907,879	1,791,342	6.5%
OPERATING INCOME	281,192	274,644	2.4%
EBITDA	481,588	463,975	3.8%
COMPREHENSIVE FINANCING COST	-81,180	-39,155	107.3%
INCOME TAX PROVISION	97,737	115,470	-15.4%
NET INCOME	145,559	109,321	33.1%
FINANCIAL POSITION	**2004**	**2003**	**% Change**
TOTAL ASSETS	22,293,030	23,479,989	-5.1%
CURRENT ASSETS	6,609,720	7,575,771	-12.8%
CASH & CASH EQUIVALENTS	617,855	549,200	12.5%
INVENTORIES	4,082,768	4,619,974	-11.6%
OTHERS	1,909,097	2,406,597	-20.7%
NON CURRENT ASSETS	15,683,310	15,904,218	-1.4%
TOTAL LIABILITIES	9,304,272	10,477,425	-11.2%
CURRENT LIABILITIES	5,945,700	8,644,782	-31.2%
TRADE ACCOUNTS PAYABLE	3,994,673	5,397,608	-26.0%
BANK LOANS	593,442	2,191,108	-72.9%
OTHER LIABILITIES	1,357,585	1,056,066	28.6%
LONG TERM LIABILITES	2,090,564	627,534	233.1%
BANK LOANS	1,995,750	525,950	279.5%
OTHER LIABILITIES	94,814	101,584	-6.7%
DEFERRED LIABILITIES	1,268,008	1,205,109	5.2%
SHAREHOLDERS' EQUITY	12,988,758	13,002,564	-0.1%
FINANCIAL RATIOS			
INVENTORY DAYS	59.7	65.1	
ACCOUNTS PAYABLE DAYS	58.4	76.6	
NET INCOME PER SHARE * (PESOS)	0.15	0.11	
EBITDA PER SHARE * (PESOS)	0.49	0.47	
GROSS MARGIN	21.9%	20.4%	
OPERATING MARGIN	3.2%	3.1%	
NET MARGIN	1.7%	1.2%	
INTEREST BEARING LIABILITIES TO STOCKHOLDERS' EQU	20.2%	21.2%	
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	71.6%	80.6%	
*SHARES OUTSTANDING	**977,644,977**	**977,447,505**	

WHITE & CASE

White & Case, S.C.
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com

Direct Dial + (52-55)5540 9661 Direct Facsimile + (52-55)5540 9699


SEC MAIL PROCESSING
RECEIVED
MAY 11 2005
WASH. D.C.
185
SECTION

May 6, 2005

Dan Duncan
White & Case LLP
701 Thirteenth Street
NW, Washington, DC 20005

Dear Dan:

Attached please find documents to be hand-delivered to the SEC on behalf of Grupo Gigante, S.A. de C.V. (6416523-0007) according to Rule 12g3-2(b).

I would appreciate if you can deliver these documents and send me the stamped-received cover letter by fax and by pouch.

Many thanks for your help.

Best regards,

Marcela Alvarez Mardones

Enclosure

WHITE & CASE

White & Case, S.C.
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com

File Number 82-3142

May 3rd, 2005

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's audited financial report for the fourth quarter of 2004, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public through EMISNET, an electronic financial information system of the BMV, regarding shifts in the market, dated November 4, 2004;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding appointment of new external auditor, dated November 9, 2004;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding approval of additional services of the external auditor, dated November 17, 2004;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English version of a press release informing about the Company's fourth quarter results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Matthew F. Wilhoit

Enclosures

CC: Sergio Valdéz Arriaga
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **4** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF DECEMBER 31 OF 2004 AND 2003
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**22,293,030**	**100**	**23,479,989**	**100**
2	**CURRENT ASSETS**	**6,609,720**	**30**	**7,575,771**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	617,855	3	549,200	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	603,777	3	921,138	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,041,088	5	1,156,891	5
6	INVENTORIES	4,082,768	18	4,619,974	20
7	OTHER CURRENT ASSETS	264,232	1	328,568	1
8	**LONG-TERM**	**189,945**	**1**	**170,983**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
11	OTHER INVESTMENTS	189,945	1	170,983	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,715,293**	**66**	**14,995,262**	**64**
13	PROPERTY	14,500,926	65	14,258,784	61
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	7,199,011	32	7,151,060	30
16	ACCUMULATED DEPRECIATION	7,228,816	32	6,598,569	28
17	CONSTRUCTION IN PROGRESS	244,172	1	183,987	1
18	**DEFERRED ASSETS (NET)**	**553,232**	**2**	**554,771**	**2**
19	**OTHER ASSETS**	**224,840**	**1**	**183,202**	**1**
20	**TOTAL LIABILITIES**	**9,304,272**	**100**	**10,477,425**	**100**
21	**CURRENT LIABILITIES**	**5,945,700**	**64**	**8,644,782**	**83**
22	SUPPLIERS	3,994,673	43	5,397,608	52
23	BANK LOANS	593,442	6	2,191,108	21
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	181,243	2	160,811	2
26	OTHER CURRENT LIABILITIES	1,176,342	13	895,255	9
27	**LONG-TERM LIABILITIES**	**2,090,564**	**22**	**627,534**	**6**
28	BANK LOANS	1,995,750	21	525,950	5
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	94,814	1	101,584	1
31	**DEFERRED LOANS**	**1,268,008**	**14**	**1,205,109**	**12**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,988,758**	**100**	**13,002,564**	**100**
34	**MINORITY INTEREST**	**59,988**		**43,430**	
35	**MAJORITY INTEREST**	**12,928,770**	**100**	**12,959,134**	**100**
36	**CONTRIBUTED CAPITAL**	**9,161,545**	**71**	**9,161,524**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,672	1	104,651	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,304,809	18	2,304,809	18
39	PREMIUM ON SALES OF SHARES	6,752,064	52	6,752,064	52
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,767,225**	**29**	**3,797,610**	**29**
42	RETAINED EARNINGS AND CAPITAL RESERVE	13,799,459	106	13,466,850	104
43	SHARES REPURCHASE FUND	1,584,265	12	1,584,355	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,009,925)	(93)	(11,586,204)	(89)
45	NET INCOME FOR THE YEAR	393,426	3	332,609	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**617,855**	100	**549,200**	100
46	CASH	330,532	53	355,665	65
47	SHORT-TERM INVESTEMENTS	287,323	47	193,535	35
18	**DEFERRED ASSETS (NET)**	**553,232**	100	**554,771**	100
48	AMORTIZED OR REDEEMED	130,920	24	92,934	17
49	GOODWILL	422,312	76	461,420	83
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	417	0
21	**CURRENT LIABILITIES**	**5,945,700**	100	**8,644,782**	100
52	FOREIGN CURRENCY LIABILITIES	395,789	7	680,978	8
53	MEXICAN PESO LIABILITIES	5,549,911	93	7,963,804	92
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**1,176,342**	100	**895,255**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,176,342	100	895,255	100
27	**LONG-TERM LIABILITIES**	**2,090,564**	100	**627,534**	100
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESO LIABILITIES	2,090,564	100	627,534	100
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**94,814**	100	**101,584**	100
63	OTHER LOANS WITH COST	33,470	35	42,858	42
64	OTHER LOANS WITHOUT COST	61,344	65	58,726	58
31	**DEFERRED LOANS**	**1,268,008**	100	**1,205,109**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,268,008	100	1,205,109	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,009,925)**	100	**(11,586,204)**	100
	ACCUMULATED INCOME DUE TO MONETARY POSITION	**(298,758)**	(2)	**(298,758)**	(3)
	INCOME FROM NON-MONETARY POSITION	**(11,711,167)**	(98)	**(11,287,446)**	(97)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: **4** | YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information | Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	664,020	(1,069,011)
73	PENSION FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	581	594
75	EMPLOYERS (*)	12,600	12,479
76	EMPLOYEES (*)	20,760	21,739
77	OUTSTANDING SHARES (*)	977,644,977	977,447,505
78	REPURCHASED SHARES (*)	8,654,967	8,641,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **4** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1st TO DECEMBER 31 OF 2004 AND 2003
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**31,722,864**	100	**32,708,814**	100
2	COST OF SALES	24,638,899	78	25,805,845	79
3	**GROSS INCOME**	**7,083,965**	22	**6,902,969**	21
4	OPERATING	6,150,012	19	6,068,888	19
5	**OPERATING INCOME**	**933,953**	3	**834,081**	3
6	TOTAL FINANCING	12,534	0	98,930	0
7	**INCOME AFTER FINANCING COST**	**921,419**	3	**735,151**	2
8	OTHER FINANCIAL OPERATIONS	83,722	0	79,898	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**837,697**	3	**655,253**	2
10	RESERVE FOR TAXES AND EMLPOYEE PROFIT SHARING	293,229	1	269,187	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**544,468**	2	**386,066**	1
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**544,468**	2	**386,066**	1
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**544,468**	2	**386,066**	1
16	EXTRAORDINARY ITEMS NET EXPENSES	135,918	0	54,169	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**408,550**	1	**331,897**	1
19	NET INCOME OF MINORITY INTEREST	15,124	0	(712)	0
20	**NET INCOME OF MAJORITY INTEREST**	**393,426**	1	**332,609**	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: **GRUPO GIGANTE, S.A. DE C.V.** QUARTER: **4** YEAR: **2004**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**31,722,864**	**100**	**32,708,814**	**100**
21	DOMESTIC	30,261,117	95	31,328,745	96
22	FOREIGN	1,461,747	5	1,380,069	4
23	EXPRESSED IN US DOLLARS (***)	131,098	0	123,773	0
6	**TOTAL FINANCING COST**	**12,534**	**100**	**98,930**	**100**
24	INTEREST PAID	412,029	3,287	392,756	397
25	FOREIGN EXCHANGE LOSSES	77,900	622	54,922	56
26	INTEREST EARNED	18,784	150	10,908	11
27	FOREIGN EXCHANGE PROFITS	76,655	612	35,976	36
28	GAIN DUE TO MONETARY POSITION	(381,956)	(3,047)	(301,864)	(305)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**83,722**	**100**	**79,898**	**100**
29	OTHER EXPENSES (INCOME) NET	83,722	100	79,898	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**293,229**	**100**	**269,187**	**100**
32	INCOME TAX	73,693	25	41,060	15
33	DEFERRED INCOME TAX	165,632	56	216,809	81
34	EMPLOYEE PROFIT SHARING	7,840	3	11,318	4
35	DEFERRED EMPLOYEE PROFIT SHARING	46,064	16	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	30,844,808	32,485,909
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	31,722,864	32,708,814
39	OPERATION INCOME (**)	933,953	834,081
40	NET INCOME OF MAJORITY INTEREST (**)	393,426	332,609
41	NET CONSOLIDATED INCOME (**)	408,550	331,897

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **4** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM OCTOBER 1st TO DECEMBER 31 OF 2004 AND 2003
(In Thousands of Mexican Pesos)

Audited Financial Information

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,714,264**	**100**	**8,767,432**	**100**
2	COST OF SALES	6,806,385	78	6,976,090	80
3	**GROSS INCOME**	**1,907,879**	**22**	**1,791,342**	**20**
4	OPERATIONS	1,626,687	19	1,516,698	17
5	**OPERATING INCOME**	**281,192**	**3**	**274,644**	**3**
6	TOTAL FINANCING	(81,181)	-1	(39,155)	0
7	**INCOME AFTER FINANCING COST**	**362,373**	**4**	**313,799**	**4**
8	OTHER FINANCIAL TRANSACTIONS	26,433	0	57,089	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**335,940**	**4**	**256,710**	**3**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	97,736	1	115,470	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**238,204**	**3**	**141,240**	**2**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**238,204**	**3**	**141,240**	**2**
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**238,204**	**3**	**141,240**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	82,274	1	28,519	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**155,930**	**2**	**112,721**	**1**
19	NET INCOME OF MINORITY INTEREST	10,371	0	3,400	0
20	**NET INCOME OF MAJORITY INTEREST**	**145,559**	**2**	**109,321**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information | Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,714,264**	**100**	**8,767,432**	**100**
21	DOMESTIC	8,359,781	96	8,461,938	97
22	FOREIGN	354,483	4	305,494	3
23	EXPRESSED IN US DOLLARS (***)	30,802	0	27,399	0
6	**TOTAL FINANCING COST**	**(81,181)**	**100**	**-39,155**	**100**
24	INTEREST PAID	117,704	145	82,961	212
25	FOREIGN EXCHANGE LOSSES	4,859	6	34,586	88
26	INTEREST EARNED	6,967	9	2,202	6
27	FOREIGN EXCHANGE PROFITS	30,298	37	13,758	35
28	GAIN DUE TO MONETARY POSITION	(166,479)	(205)	(140,742)	(359)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**26,433**	**100**	**57,089**	**100**
29	OTHER EXPENSES (INCOME) NET	26,433	100	57,089	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**97,736**	**100**	**115,470**	**100**
32	INCOME TAX	47,091	48	(71,451)	(62)
33	DEFERRED INCOME TAX	(2,437)	-2	180,380	156
34	EMPLOYEE PROFIT SHARING	7,019	7	6,541	6
35	DEFERRED EMPLOYEE PROFIT SHARING	46,063	47	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004
GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
FROM JANUARY 1st TO DECEMBER 31 OF 2004 AND 2003
(In Thousands of Mexican Pesos)

Audited Financial Information | Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**408,550**	**331,897**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	956,224	789,350
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**1,364,774**	**1,121,247**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(445,224)	(114,536)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**919,550**	**1,006,711**
6	CASH FLOW FROM EXTERNAL FINANCING	(137,254)	(127,507)
7	CASH FLOW FROM INTERNAL FINANCING	(69)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(137,323)**	**(127,507)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(713,572)**	**(649,151)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	68,655	230,053
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	549,200	319,147
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	617,855	549,200

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Audited Financial Information Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**956,224**	**789,350**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	831,637	758,318
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	0	0
17	+(-) OTHER ITEMS	21,744	(7,164)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	102,843	38,196
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(445,224)**	**(114,536)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	433,164	(9,607)
19	+(-) DECREASE (INCREASE) IN INVENTORY	158,692	708,778
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	64,336	(71,574)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	(1,402,935)	(368,570)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	301,519	(373,563)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(137,254)**	**(127,507)**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	(1,597,666)	(70,034)
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	1,460,412	(57,473)
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(69)**	**0**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	21	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(90)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(713,572)**	**(649,151)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(18,962)	(43)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(757,092)	(614,216)
36	(-) INCREASE IN BUILDINGS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	104,120	1,002
39	+(-) OTHER ITEMS	(41,638)	(35,894)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: **4** | YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Audited Financial Information | Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.29	%	1.01	%
2	NET INCOME TO STOCKHOLDERS EQUITY (**)	3.04	%	2.57	%
3	NET INCOME TO TOTAL ASSETS (**)	1.83	%	1.41	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	93.49	%	90.95	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.42	times	1.39	times
7	NET SALES TO FIXED ASSETS (**)	2.16	times	2.18	times
8	INVENTORY ROTATION (**)	6.03	times	5.59	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	6	days	9	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	15.71	%	14.23	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	41.74	%	44.62	%
12	TOTAL LIABILITIES TO STOCK HOLDERS EQUITY	0.72	times	0.81	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.25	%	6.50	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	14.21	%	4.18	%
15	OPERATING INCOME TO INTEREST PAID	2.27	times	2.12	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.41	times	3.12	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.11	times	0.88	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.43	times	0.34	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.71	times	0.72	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	10.39	%	6.35	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.30	%	3.43	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.40)	%	(0.35)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	2.23	times	2.56	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.95	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.05	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	106.10	%	94.62	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **4** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Audited Financial Information Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.40		$	0.34	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.40		$	0.34	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	0.40		$	0.34	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	13.22		$	13.26	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		0.61	times		0.45	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		20.13	times		17.72	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 4** **Year: 2004**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

February 25, 2005

During the fourth quarter of the year, the company's total sales reached $8,714 million pesos, a decline of 0.6% in real terms compared to the same period of 2003. Same store sales for the quarter decreased 2.0%.

In cumulative terms, total sales reached $31,723 million pesos, a decline of 3.0% versus 2003. Same store sales fell 3.4%, less than they have in previous quarters. It is worth noting that the negative trend that has been taking place since 2003 has begun to improve, and can be considered as a difference in the general trend of the sector.

The gross margin for the quarter was 21.9%, 150 basis points higher than in the same period of 2003, while gross profit reached $1,908 million pesos. During 2004, the gross margin was 22.3%, 120 basis points higher than that registered during the previous year. There were various factors that contributed to this increase including: improved negotiations with our suppliers, better control over losses, the implementation of commercial strategies during the holiday season and the participation of other commercial formats such as Office Depot, Radio Shack and Toks.

Operating expenses for the quarter were $1,627 million pesos, 7.3% higher than during the same period of 2003. This was due to a greater number of stores in operation among the company's different formats. In annual terms, operating expenses without depreciation were only 0.4% higher than in 2003. This was the result of the Company's efforts to optimize its assets, properties, and the manpower required for the implementation of the SAP.

As a result, operating profit for the fourth quarter reached $281 million pesos, 2.4% higher than that registered in the same period of 2003. During the 2004 fiscal year, operating profit rose to $934 million pesos, an increase of 12% compared to the results obtained during 2003.

Operating cash flow (EBITDA) for the quarter reached $482 million pesos, 3.8% higher than that registered during the same period of 2003. The cumulative figure reached $1,746 million pesos, an increase of 10.1% versus the same period of the previous year.

The comprehensive financing cost for the quarter resulted in an income of $81 million pesos, an increase compared to the $39 million pesos registered during the same period of the previous year. In cumulative terms, the comprehensive financing cost of $31 million pesos is notably lower than the $99 million pesos registered in 2003. The favorable result was due to an increase in inflation, in both annual and quarterly terms, resulting from monetary position, which compensated for the increase in the amount of interest paid, due to higher market interest rates, as well as fluctuations in the exchange rate resulting from a weaker peso.

The extraordinary charges item reflects the impact of the reduction in fixed assets that were eliminated as a result of the store-remodeling program.

Net income for the quarter increased 33.1%, resulting in a net margin of 1.7%, an increase of 50 basis points. In cumulative terms, net income rose to $393 million pesos, an increase in real terms of 18.3% compared to the $333 million pesos registered in the previous year.

During 2004, operating cash flow (EBITDA) provided the company with the resources to fund its $757 million pesos investment in fixed assets.

During the fourth quarter, the Company opened one Super G store, nine SuperPrecio unit, one Toks, fifteen Office Depots and fifteen Radio Shack stores. In addition, one Gigante store was closed, as was one Bodega Gigante, two Super G's, five Super Precio establishments, one Office Depot and four Radio Shack units. Finally, the Company converted two Gigante stores and one Bodega Gigante unit into Super G stores. Therefore, the total number of units in operation at the end of the year grew to 519, with a total sales floor area of 1,146,425 m2.

As of December 31, 2004, the number of units and sales floor area by format is as follows:

99 Gigante stores (607,054 m^2), 52 Bodegas Gigante (197,249 m2), 63 Super Gigante units (139,057 m^2), 8 Gigante USA stores (22,794 m 2), 46 SuperPrecio units (11,822 m^2), 103 Office Depot stores (165,948 m^2), 98 Radio Shack stores (12,548 m^2), 3 PriceSmart units (13,269 m2) and 47 Toks cafeterias (10,135 seats).

On February 11, 2005, the Company announced an agreement with PriceSmart Inc. to close its three club stores. These stores closures are programmed to take place on February 28, 2005.

Lic. Ángel Losada Moreno
Executive President

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter:4 Year: 2004**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousand pesos)

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

1. Basis of presentation

a. ***Explanation for translation into English*** - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented based upon accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in other countries.

b. ***Consolidation of financial statements*** - The consolidated financial statements include those of the Company and its subsidiaries. The financial statements of Office Depot de México, S.A. de C.V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

c. ***Conversion of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finance and operations, such financial statements in foreign currency are converted into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are converted into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

   The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which

they operate and are converted into Mexican pesos using the exchange rate of the latest year presented.

d. *Reclassifications* - Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***Change in accounting principle*** - Beginning January 1, 2004, the Company adopted the provisions of Bulletin C-15, "Accounting for Impairment and Disposal of Long-lived Assets" ("C-15"), which establishes, among others, new rules to calculate and recognize impairment losses and their reversal. Whenever there are indicators of impairment of long-lived assets in use, tangible and intangible, including goodwill, and such impairment is not temporary, entities must evaluate possible impairment losses. To calculate impairment losses, recovery value must be determined, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, represented by the present value of future net cash flows, using an appropriate discount rate. The adoption of this Bulletin did not have a significant effect on the Company's consolidated financial positions or results of operations.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to the Mexican pesos, purchasing power as of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to the Mexican pesos, purchasing power as of December 31, 2004 and, therefore, differ from those originally reported in the prior year.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. ***Property and equipment*** - Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

f. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows and the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

g. ***Investment in shares*** - Investment in shares is valued at acquisition cost and restated using the NCPI.

h. ***Goodwill*** - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

i. ***Employee retirement obligations*** - Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Severance is charged to results when the liability is determined to be payable.

j. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Those disbursements that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

k. ***Provisions*** - Provisions are recognized for obligations resulting from a past event that are likely to result in the use of economic resources and that can be reasonably estimated.

l. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their ability to be sold. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

   The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

m. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are converted into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

n. ***Insufficiency in restated stockholders' equity*** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding non-monetary assets through December 31, 1996, which resulted from restating certain non-monetary assets below inflation utilizing appraisal values.

o. ***Monetary position gain*** - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

p. ***Earnings per share*** - Basic earnings per ordinary share are calculated by dividing the net income of the majority stockholders by the weighted average number of ordinary shares outstanding during the year.

3. Investment in shares

As of December 31 2004 and 2003, investment in shares balance is represented by the investment the Company has in the shares issued by PriceSmart Inc. The balance in shares as of December 31, 2004 represents the investment in 1,667,333 common shares of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S.$ 10.00 per share, based on the right of first refusal approved by the Board of Directors of the issuer to convert preferred shares into common shares, with the Company assuming the obligation to hold such shares for a

minimum period of one year. As of December 31, 2003, the investment was represented by 15,000 shares of Series A preferred stock in PriceSmart Inc., with the right to a cumulative dividend of 8% per year.

4. Other assets

As of December 31, 2004 and 2003, other assets included $79,892 and $51,621 respectively of restricted cash, which cannot be immediately disposed due to a legal action in which a subsidiary of the Company is involved.

5. Notes payable to financial institutions

The Company has certain short-term notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted at December 31, 2004 and 2003, to $55,192 and $2,191,108, respectively. The weighted average interest rates under these arrangements at December 31, 2004 and 2003, were 11.26% and 8.73%, respectively.

6. Long-term debt

a. Loan agreement with mortgage security with maturity of June 25, 2007. Multiple withdrawals of the loan may be made without exceeding the maximum amount of $381,000, and each withdrawal for a maximum of 90 days. Interest is payable upon maturity of each withdrawal at the annual Interbank Interest Rate (TIIE) plus the applicable spread, based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined quarterly. The 91-day interest rate as of December 31, 2004 was 9.99%.

b. Loan agreement with mortgage security payable in 16 equal quarterly installments starting March 2005, with maturity as of December 31, 2008. Interest is payable quarterly at the fixed-rate of 9.51% plus the applicable margin, based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined quarterly. The interest rate as of December 31, 2004 was 11.01%.

One of the provisions of the Company's loan agreement sets forth the obligation for certain financial ratios to be maintained at the end of each quarterly reporting period. As of December 31, 2004 the Company had complied with these obligations.

7. Stockholders' equity

a. Retained earnings include a statutory legal reserve. The General Commercial Companies Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2004 and 2003, the legal reserve, in historical pesos, was $21,115 for both years.

b. Stockholders' equity, except restated paid-in capital and tax-retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%; it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable for the year in which the tax on the dividend is paid and the two fiscal years following such payment.

8. Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC), which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004 and 34% in 2003. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC may be certified creditable against the excess of ISR over IMPAC of the following ten years.

As of December 1, 2004, certain amendments to the ISR and IMPAC laws were published and are effective as of 2005. The primary amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) in 2005, an option was established to amortize inventories at December 31, 2004 into taxable income over a period from 4 to 12 years determined in conformity with the respective tax rules; when electing to amortize inventories into taxable income, any unamortized balance of inventories under Rule 106 and unamortized tax loss carry-forwards must be deducted from the inventory balance; inventories may be deducted as sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) bank liabilities and liabilities with foreign entities are included in the determination of the IMPAC taxable base.

The Company files consolidated ISR and IMPAC tax returns with its subsidiaries.

a. To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated dates of reversal. In addition, in accordance with tax regulations in effect as of 2005, the Company's management elected to amortize the tax inventory of $2,485,583 at December 31, 2004 into taxable income over a seven-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred. The result derived from applying the different tax rates is shown in the table below under effect of reduction in statutory rate on deferred ISR.

b. As of December 31, 2004 and 2003, the effective ISR rates expressed as a percentage of income before ISR and PTU were 34% and 43% respectively.

c. Due to a change in the circumstances used to assess the recovery of tax on assets paid and recovery of the benefit of tax loss carryforwards, the valuation allowance for

recoverable tax on assets and the valuation allowance for recoverable benefit of tax loss carryforwards was increased by $203,516 and charged to results of operations of the year ended December 31, 2004.

d. At December 31, 2003, the Company had taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liabilities of approximately $54,000 had not been recorded because the Company believed that they would not reverse due to the continued nature of its operations. As a result of the tax amendments published on December 1, 2004, the Company recorded a net deferred PTU liability of $46,064 related to temporary inventory differences, since cost of sales will now be deducted in place of inventory purchases, as mentioned in paragraph two of this note, and for purposes of the amounts reduced from tax inventories for PTU calculation purposes, as mentioned in paragraph a. of this note.

   There are also non-quantified permanent differences, mainly resulting from the restatement of fixed assets, that will have an effect on future PTU payments.

e. Tax loss carryforwards and recoverable tax on assets paid for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized, can be recovered subject to certain conditions.

9. Commitments

The Company has entered into operating leases, for indefinite periods for land on which some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

In 2004 and 2003, rental expenses were approximately $657,954 and $585,549, respectively.

10. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be distributed under the terms of the indemnity agreement as determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. In 2003, the legal process ended following a judgment which upheld the Company's challenge under constitutional law of the appropriateness of the legal proceedings. In March, 2004, the Company was notified of a new lawsuit filed by the former shareholders, for the amount of $150,000, which was the amount of the original deposit plus an accrued amount, as calculated by the former shareholders, based upon the Treasury Notes (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the sellers. The Company

intends to vigorously defend the lawsuit including the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original agreement. The Company has created a provision of $202,440, in addition to an amount of $27,543 previously deposited, for a total amount of $229,983. The Company's management believes the amounts provided for the potential risks from this lawsuit would be sufficient in the event of an adverse ruling. Currently, the lawsuit is in the evidence admission stage at the trial level.

11. Subsequent event

On February 11, 2005, the Company announced the suspension of operations of its subsidiary PSMT México, S.A. de C.V., which it intends to disolve on February 28, 2005. The estimated expenses that will be incurred are $10,278 (unaudited), net of income tax. The condensed financial information of the subsidiary, which is included in these consolidated financial statements as of December 31, 2004, is the following:

		2004
Balance sheet:		
Current assets	$	111,315
Fixed assets		137,566
Current liabilities		(100,569)
		148,312
Stockholders' equity	$	135,853

		2004
Statement of income:		
Revenues	$	272,322
Costs and expenses		(305,719)
Taxes		(13,342)
Net loss	$	(46,739)

12. New accounting principles

In January 2004, the IMCP issued revised Bulletin D-3, "Labor obligations" ("D-3"), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of "Severance payments at the end of the labor relationship", defined as payments granted to employees when they conclude their labor relationship before reaching retirement age.

Revised D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. The Company has not fully assessed the effects of adopting this new rule.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

DETAIL OF CAPITAL STOCK INVESTMENT

Audited Financial Information

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	5,162,613
2	SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(36,678)
3	CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	76,076,141	99.99	76,076	2,726,303
4	CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	206,928,887	99.99	206,929	580,873
5	BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	627,564
6	GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	248,532
7	OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00	277,517	1,060,548
8	SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	1,060
9	GIGANTE HOLDING INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	99.99	596,545	329,194
10	CONTROLADORA DEL NORTE, S.A. DE C.V.	REAL ESTATE	47,306,275	99.99	313,908	506,950
11	TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,450	37,977
12	PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	(2,993)
13	COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	1,004,999	99.98	10,050	10,001
14	RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	55,258
15	PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	387,052	50.00	193,527	135,853
16	PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	911
17	COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	87
18	SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	276
19	OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	51
	TOTAL INVESTMENT IN SUSIDIARIES				**4,669,119**	**11,444,380**
	ASSOCIATES					
1						
2						
3						
4						
5						
	TOTAL INVESTMENT ASSOCIATES					
	OTHER PERMANENT INVESTMENTS					189,945
	T O T A L					**11,634,325**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 4 YEAR: 2004

Final Printing
CONSOLIDATED

Audited Financial Information

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	31/12/2008	11.01	231,752	695,249												
BANCOMER	31/12/2008	11.01	118,251	354,750												
INBURSA	31/12/2008	11.01	188,248	564,751												
BANAMEX	24/06/2007	9.19	0	127,000												
INBURSA	24/06/2007	9.19	0	127,000												
BANCOMER	24/06/2007	9.19	0	127,000												
SCOTIA BANK INVERLAT	15/10/2004	11.26	50,328	0												
AC SAN JOSE	07/09/2005	4.75	0	0								3,367				
AC SAN JOSE	15/10/2005	4.50	0	0								374				
AC SAN JOSE	19/11/2005	4.50	0	0								1,122				
FINANCIAL INSTITUTIONS			588,579	1,995,750	0	0	0	0	0	0	0	4,863	0	0	0	0
TOTAL BANKS			**588,579**	**1,995,750**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**4,863**	**0**	**0**	**0**	**0**
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
WITH GUARANTEES																
TOTAL			**588,579**	**1,995,750**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**4,863**	**0**	**0**	**0**	**0**

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

QUARTER: 4 YEAR: 2004

Final Printing
CONSOLIDATED

Audited Financial Information

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SERVICE SUPPLIERS																
MERCHANDISE SUPPLIERS																
SELF-SERVICE	23/02/2005		3,037,512									236,960				
OFFICE SUPLIES	08/04/2005		449,592									75,944				
RESTAURANT	11/02/2005		22,254									0				
ELECTRICAL APPLIANCES	28/06/2005		94,389									78,022				
TOTAL SUPPLIERS			**3,603,747**	0	0	0	0	0	0	0	0	**390,926**	0	0	0	0
OTHER CURRENT LIABILITIES			1,176,342	94,814												
TOTAL OTHER CURRENT LIABILITIES OTHER LOANS			**1,176,342**	**94,814**	0	0	0	0	0	0	0	0	0	0	0	0

NOTES:
1) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 54 CALENDAR DAYS
2) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 99 CALENDAR DAYS
3) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 43 CALENDAR DAYS
4) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 179 CALENDAR DAYS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED

Audited Financial Information Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND OF DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	5,902	65,807			65,807
LIABILITIES POSITION	39,290	438,083			438,083
SHORT TERM LIABILITIES POSITION	39,290	438,083			438,083
LONG TERM LIABILITIES POSITION					
NET BALANCE	(33,388)	(372,276)	0	0	(372,276)

NOTES

EXCHANGE RATE USED AS OF DECEMBER 31, 2004 IS EQUIVALENT TO $11.1500 PESOS PER DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED

Audited Financial Information Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	4,423,849	(11,732,734)	(7,308,885)	0.01	45,315
FEBRUARY	3,938,869	(10,749,938)	(6,811,070)	0.01	40,185
MARCH	3,933,256	(10,601,463)	(6,668,207)	0.00	22,005
APRIL	3,965,097	(11,226,683)	(7,261,587)	0.00	10,892
MAY	4,127,280	(10,457,812)	(6,330,532)	(0.00)	(16,459)
JUNE	3,437,964	(10,892,516)	(7,454,552)	0.00	11,927
JULY	4,684,688	(10,882,028)	(6,197,339)	0.00	16,113
AUGUST	4,697,588	(11,020,446)	(6,322,858)	0.01	38,569
SEPTEMBER	5,064,549	(11,036,230)	(5,971,681)	0.01	48,968
OCTOBER	4,723,583	(13,020,682)	(8,297,100)	0.01	57,250
NOVEMBER	5,206,764	(14,678,972)	(9,472,208)	0.01	80,514
DECEMBER	5,369,994	(14,833,506)	(9,463,512)	0.00	18,927
RESTATEMENT	0	0	0	0.00	7,750
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					**381,956**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: 4 | YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED

Audited Financial Information — Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE   QUARTER: 4 YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

Audited Financial Information   Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF-SERVICE STORE	584,260	100
BODEGA GIGANTE	SELF-SERVICE STORE	197,249	100
SUPER G	SELF-SERVICE STORE	139,057	100
RADIO SHACK	ELECTRICAL APPLIANCES	12,548	100
OFFICE DEPOT	OFFICE SUPPLIES	165,948	100
CAFETERIAS TOKS	RESTAURANTS	10,135	100
GIGANTE HOLDING	SELF-SERVICE STORE	22,794	100
TIENDAS SUPER PRECIO	SELF-SERVICE STORE	11,822	100
PSMT MEXICO	SELF-SERVICE STORE	13,269	100

NOTES

INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH ARE REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Audited Financial Information Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

Audited Financial Information

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
SELF-SERVICE				30,261,117			
T O T A L				30,261,117			

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

Audited Financial Information

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
(1) SELF-SERVICE				1,273,175			
(2) OFFICE EQUIPMENT				188,572			
T O T A L				1,461,747			

NOTES

(1) REFERS TO 114,186 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $11.1500 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) REFERS TO 16,912 THOUSAND DOLIARS AT AN EXCHANGE RATE OF $11.1500 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 4 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

Audited Financial Information

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
SINGLE SHARE	0	0	176,734,102	800,910,875	0	977,644,977	18,922	85,750
TOTAL	0	0	176,734,102	800,910,875	0	977,644,977	18,922	85,750

TOTAL OF SHARES THAT REPRESENT THE PAID IN CAPITAL STOCK AS OF THE DATE HEREOF.

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
SINGLE SHARE	8,654,967	10.88000	8.10000

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED

Audited Financial Information Final Printing

PROJECT INFORMATION

FEBRUARY 25, 2005

During the past 12 months investment performance increased by 757 million pesos. Such resources allowed us to carry out programs for the opening of new stores, refurbishment, systems and logistics.

Below is a summary of openings as of December 31, 2004.

Type of / Subsidiary	Fourth Quarter	Up to Dec 31, 2004
Toks		1
Office Depot	9	15
Radio Shack	8	15
Super Gigante	1	1
SuperPrecio	6	8

Considering the closing of stores during the year, the variation of sales floors corresponding to the fourth quarter of 2004, added to December, is practically null.

Translation of financial statements of foreign subsidiaries

(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED

Audited Financial Information Final Printing

Gigante Holdings International, Inc. is a wholly-owned subsidiary corporation of Grupo Gigante that includes 8 supermarket stores targetting the Latin American market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, financial statements in foreign currency are converted into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For conversion purposes, amounts are converted into Mexican pesos using the following exchange rates: (i) closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED

Audited Financial Information — Declaration from the company officials responsible for the information — Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE 4TH QUARTER OF 2004 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTRIES AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

LIC. ÁNGEL LOSADA MORENO
EXECUTIVE PRESIDENT

C.P. FEDERICO CORONADO BROSIG
DIRECTOR OF ADMINISTRATION AND
CORPORATE FINANCE

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE:
GRUPO GIGANTE, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE:
GRUPO GIGANTE, S.A. DE C.V.

CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	CONTROLLER
NAME:	C.P. RAFAEL GARCÍA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8068
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL DIRECTOR
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdelcampo@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE | DATE:
GRUPO GIGANTE, S.A. DE C.V.

E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	C.P. ERIKA SERRANO RUIZ
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8058
FAX:	5269-8169
E-MAIL:	eserrano@gigante.com.mx

TITLE MSE:	ACCREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	ACCREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE:
GRUPO GIGANTE, S.A. DE C.V.

BOARD OF DIRECTORS

CHAIRMAN

NAME: LIC. ÁNGEL LOSADA MORENO

PROPIETARY MEMBERS

NAME: C.P. JOSÉ AGUILERA MEDRANO
NAME: LIC. ÁNGEL ALVERDE LOSADA
NAME: LIC. BRAULIO ANTONIO ARSUAGA LOSADA
NAME: LIC. GONZALO BARRUTIETA LOSADA
NAME: ING. JAVIER FERNANDEZ CARBAJAL
NAME: ING. ARMANDO GARZA SADA
NAME: LIC. GILBERTO PEREZALONSO CIFUENTES
NAME: ING. LUIS REBOLLAR CORONA
NAME: LIC. ROBERTO SALVO HORVILLEUR
NAME: LIC. LUIS SANTANA CASTILLO

ALTERNATE MEMBERS

NAME: LIC. JOSÉ ALVERDE LOSADA
NAME: SR. BRAULIO ARSUAGA TELLECHEA
NAME: C.P. LUIS FERNÁNDEZ GARCÍA
NAME: LIC. CHEKER KARAM SHEDID
NAME: SRA. MARÍA TERESA LOSADA MORENO
NAME: LIC. JUAN CARLOS MATEOS DURÁN DE HUERTA
NAME: LIC. JAVIER MOLINAR HORCASITAS
NAME: SR. JUSTO DE DIEGO SÁENZ DE MIERA
NAME: LIC. MARÍA EUGENIA SIDAOUI DIB
NAME: LIC. ARTURO TREVIÑO CASTELLANO

EXAMINER

NAME: CPC ERNESTO VALENZUELA ESPINOZA

ALTERNATE EXAMINER

NAME: CPC FRANCISCO JAVIER PEREZ CISNEROS

SECRETARY

NAME: LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ

ALTERNATE SECRETARY

NAME: LIC. SERGIO MONTERO QUEREJETA

B

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: 2004-11-04 10:53:00

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 04/11/2004

Place: Mexico, D.F.

Matter: Market shifts

Relevant Event: With respect to the transactions that took place today, the Company does not have any information or knowledge about the causes of such events other than pure market factors.

C

English Translation

Notice of GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 9, 2004, 16:53

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 9/11/2004

Place: Mexico, D.F.

Matter: Gigante, S.A.de C.V. change of external auditor

Notice: Grupo Gigante, S.A. de C.V. announces that C.P.C. Juan Antonio Rodríguez Espínola, partner to the auditing firm Galaz, Yamazaki, Ruiz Urquiza, S.C., has been appointed as the Company's new External Auditor, position previously held by C.P.C. Francisco Pérez Cisneros, who reached the maximum period as external auditor permitted by the law, as set forth in Article 83, section X of the New Rules issued by the National Banking and Securities Commission, in effect since March 19, 2003.

D

Notice of GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 17, 2004 16:50

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 11/17/2004

Place: Mexico, D.F.

Matter: Additional Services Approved by the Audit Committee

In compliance with Article 84, last paragraph of the New Rules issued by the CNBV, the Company's audit committee approved the guidelines applicable to the hiring of Auditing Additional Services, Auditing Related Services, Tax Services and Other Services rendered by the External Auditor's firm.


GRUPO
GIGANTE

February 25, 2005

4Q04 EARNINGS RELEASE

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of December 31, 2004, unless otherwise specified. Figures may vary due to rounding.

During the fourth quarter of the year, the company's total sales reached $8,714 million pesos, a decline of 0.6% in real terms compared to the same period of 2003. Same store sales for the quarter decreased 2.0%.

In cumulative terms, total sales reached $31,723 million pesos, a decline of 3.0% compared to 2003. Same store sales fell 3.4%, less than in previous quarters. It is worth noting that the negative trend that has been taking place since 2003 has begun to improve, as has the differentiation with the sector.

The gross margin for the quarter was 21.9%, 150 basis points higher than the one registered in the same period of 2003, while gross profit reached $1,908 million pesos. During the 12 month period of 2004, the gross margin was 22.3%, 120 basis points higher than in the previous year. There were various factors that resulted in this increase, including: improved negotiations with our suppliers, better control over losses, the implementation of commercial strategies during the holiday season and the participation of other commercial formats such as Office Depot, Radio Shack and Toks.

Operating expenses for the quarter were $1,627 million pesos, 7.3% higher than during the same period of 2003. This was due to a greater number of stores in operation in the company's different formats. In annual terms, operating expenses without depreciation were only 0.4% higher than in 2003. This was the result of the Group's efforts to optimize its assets, properties, and the manpower required for the implementation of the SAP.

As a result, operating profit for the fourth quarter reached $281 million pesos, 2.4% higher than in the same period of 2003. During the 2004 exercise, operating profit rose to $934 million pesos, an increase of 12% compared to the results obtained during 2003.

Operating cash flow (EBITDA) for the quarter reached $482 million pesos, 3.8% higher than during the same period of 2003. The cumulative figure reached $1,746 million pesos, an increase of 10.1% compared to the same period of the previous year.

The comprehensive financing cost for the quarter resulted in an income of $81 million pesos, an increase compared to the $39 million pesos registered during the same period of the previous year. In cumulative terms, the comprehensive financing cost of $13 million pesos is notably lower than the $99 million pesos registered in 2003. The favorable result was due to an increase in inflation, in both annual and quarterly terms, resulting from the monetary position, which was compensated for the increase in the amount of interest paid, due to higher market interest rates, as well as fluctuations in the exchange rate resulting from a weaker peso.

The item of extraordinary charges reflects the impact of the reduction in fixed assets that were eliminated as a result of the store-remodeling program.

Net income for the quarter increased 33.1%, resulting in a net margin of 1.7%, an increase of 50 basis points. In cumulative terms, net income rose to $393 million pesos, an increase in real terms of 18.3% versus the $333 million pesos registered in the previous year.

During 2004, operating cash flow (EBITDA) provided the company with the resources to fund its $757 million pesos investment in fixed assets.

During the fourth quarter, the Group opened one Super G store, nine SuperPrecio unit, one Toks, 15 Office Depots and 15 Radio Shack stores. In addition, one Gigante store was closed, as was one Bodega Gigante, two Super G's, five Super Precio establishments, one Office Depot and four Radio Shack units. Finally, the Group converted two Gigante stores and one Bodega Gigante unit into Super G stores. Therefore, the total number of units in operation at the end of the year grew to 519, with a total sales floor area of 1,146,425 m2.

As of December 31, 2004, the number of units and sales floor area by format is as follows: 99 Gigante stores (607,054 m^2), 52 Bodegas Gigante (197,249 m2), 63 Super Gigante units (139,057 m^2), 8 Gigante USA establishments (22,794 m 2), 46 SuperPrecio units (11,822 m^2), 103 Office Depot establishments (165,948 m^2), 98 Radio Shack stores (12,548 m^2), 3 PriceSmart units (13,269 m2) and 47 Toks cafeterias (10,135 seats).


GIGANTE


Bodega
GIGANTE


Super G


GIGANTE
USA


SuperPrecio


Toks


Office
DEPOT


RadioShack.


PRICESMART

Contacts:

Grupo Gigante:	Erika Serrano Investor Relations Tel.: +(52 55) 5269-8058 eserrano@gigante.com.mx
IR Communications:	Sandra Yatsko Tel: +(52 55) 5446-7484 sandra@irandpr.com

GIGANTE

Bodega GIGANTE

Super G

GIGANTE USA

SuperPrecio

Toks

Office DEPOT

RadioShack.

PRICESMART Membership Shopping

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousands of Mexican pesos of purchasing power of as December 2004

QUARTERLY RESULTS	Oct - Dec 04	Oct. - Dec 03	% Change
NET SALES	8,714,264	8,767,432	-0.6%
GROSS PROFIT	1,907,879	1,791,342	6.5%
OPERATING INCOME	281,192	274,644	2.4%
EBITDA	481,588	463,975	3.8%
COMPREHENSIVE FINANCING COST	-81,180	-39,155	107.3%
INCOME TAX PROVISION	97,737	115,470	-15.4%
NET INCOME	145,559	109,321	33.1%

FINANCIAL POSITION	2004	2003	% Change
TOTAL ASSETS	22,293,030	23,479,989	-5.1%
CURRENT ASSETS	6,609,720	7,575,771	-12.8%
CASH & CASH EQUIVALENTS	617,855	549,200	12.5%
INVENTORIES	4,082,768	4,619,974	-11.6%
OTHERS	1,909,097	2,406,597	-20.7%
NON CURRENT ASSETS	15,683,310	15,904,218	-1.4%
TOTAL LIABILITIES	9,304,272	10,477,425	-11.2%
CURRENT LIABILITIES	5,945,700	8,644,782	-31.2%
TRADE ACCOUNTS PAYABLE	3,994,673	5,397,608	-26.0%
BANK LOANS	593,442	2,191,108	-72.9%
OTHER LIABILITIES	1,357,585	1,056,066	28.6%
LONG TERM LIABILITES	2,090,564	627,534	233.1%
BANK LOANS	1,995,750	525,950	279.5%
OTHER LIABILITIES	94,814	101,584	-6.7%
DEFERRED LIABILITIES	1,268,008	1,205,109	5.2%
SHAREHOLDERS' EQUITY	12,988,758	13,002,564	-0.1%

FINANCIAL RATIOS		
INVENTORY DAYS	59.7	65.1
ACCOUNTS PAYABLE DAYS	58.4	76.6
NET INCOME PER SHARE * (PESOS)	0.15	0.11
EBITDA PER SHARE * (PESOS)	0.49	0.47
GROSS MARGIN	21.9%	20.4%
OPERATING MARGIN	3.2%	3.1%
NET MARGIN	1.7%	1.2%
INTEREST BEARING LIABILITIES TO STOCKHOLDERS' EQU	20.2%	21.2%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	71.6%	80.6%
*SHARES OUTSTANDING	**977,644,977**	**977,447,505**